Exhibit 99.2

Group 42 and Bradley Radoff to Proceed with Intended Consent Solicitation to Replace Four Members of Current VAALCO Board

Confident that Consent Solicitation is Lawful and Most Efficient Pathway to Deliver Needed Change at VAALCO

Believe VAALCO’s Proposal of “Special Meeting” to Amend Charter is a Transparent Stall Tactic to Confuse Shareholders and Delay Their Voices Being Heard

NEW YORK, Nov 20, 2015 – Group 42, Inc. and Bradley Radoff (and related entities) (“the Group”), together the beneficial owners of approximately 11.1% of the outstanding shares of VAALCO Energy, Inc. ("VAALCO" or the "Company") (NYSE: EGY), and the Company’s largest stockholder, today issued the following statement:

We have reviewed VAALCO’s claims regarding the legality of our consent solicitation with legal counsel in Delaware and we remain fully confident that our intended consent solicitation is legal and proper under established Delaware law and that the Charter provision on which the Company purports to rely is invalid because it conflicts with Delaware law.  As a result, we are proceeding with our consent solicitation to replace four members of the VAALCO Board and reverse the tide of operational, financial and governance missteps that have led to the destruction of significant shareholder value under the oversight of the current Board of Directors.

We also view VAALCO’s suggestion of a December “Special Meeting” as a transparent tactic to confuse shareholders and delay their voices being heard.  If the Board is truly committed to “shareholder democracy” as they claim, then they can simply take all necessary steps to enforce the shareholders’ will for Board change should a majority of the shareholders consent to our solicitation.  This is the simplest and most genuine way for the Board to comply with their fiduciary duties and show respect for their shareholders’ wishes.

It is also the view of Group 42 and Bradley Radoff that the public offer from VAALCO to add one director representative of our Group on the Board without any of the incumbents taking responsibility and stepping down is woefully insufficient to effect the real, meaningful transformation that is immediately needed on the Board.  We have made every effort over the past four months, including several private communications, to reach a mutually-agreeable resolution but so far the Board has only continued to repeat the same deeply inadequate offer.  We do not see this as a good faith attempt to resolve our differences nor do we think shareholders deserve so little input in the boardroom.

We are very disappointed that this Board is choosing to resort to unsubstantiated challenges to our consent solicitation and pushes for complicated special meeting procedures instead of simply taking responsibility for the destruction of shareholder value on their watch and willingly replacing some discredited incumbents to make room for fresh ideas in the boardroom and the shareholder democracy they claim to support.

With these facts in mind, we urge VAALCO’s Board of Directors to comply with their fiduciary duty and immediately set a record date for the consent solicitation in order to resolve this matter as expeditiously as possible for the benefit of all shareholders.

About Group 42, Inc.:
Group 42 is a U.S.-based holding company that delivers innovative energy services to international and enterprise class customers around the globe. Through its subsidiaries and international joint ventures, it partners with other multinational energy companies that have expertise in applying technology-oriented solutions. Group 42 operates in North America, Asia Pacific, the Arabian Gulf, West Africa and the North Sea.

About Bradley L. Radoff:
Bradley L. Radoff is a private investor based in Houston, Texas.

Investors:

Innisfree M&A Incorporated
Scott Winter / Jonathan Salzberger
212-750-5833

Media Contacts:

Sloane & Company
Elliot Sloane, 212-446-1860
or Dan Zacchei, 212-446-1882

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Group 42, Inc. (“Group 42”), together with the other participants named herein (collectively, the “Group 42-BLR Group”), has made a preliminary filing with the Securities and Exchange Commission (“SEC”) of a consent statement and an accompanying consent card to be used to solicit consents from stockholders of VAALCO Energy, Inc., a Delaware corporation (“VAALCO” or the “Company”), for a number of proposals, the ultimate effect of which would be to remove four current members of the Board of Directors of VAALCO, and replace them with the Stockholder Group’s four highly qualified director nominees.

THE GROUP 42-BLR GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

Group 42, Inc., Paul A. Bell, BLR Partners LP (“BLR Partners”), BLRPart, LP (“BLRPart GP”), BLRGP Inc. (“BLRGP”), Fondren Management, LP (“Fondren Management”), FMLP Inc. (“FMLP”), The Radoff Family Foundation (“Radoff Foundation”), Bradley L. Radoff, Pete J. Dickerson, Michael Keane, and Joshua E. Schechter are participants in this solicitation.

As of the date hereof, Group 42 owned directly 2,499,692 shares of Common Stock.  Paul A. Bell, who serves on the board and as the President and Chief Executive Officer of Group 42, may be deemed to beneficially own the 2,499,692 shares owned by Group 42.  As of the date hereof, BLR Partners owned directly 1,951,095 shares of Common Stock.  BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  BLRGP, as the general partner of BLRPart GP, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  Fondren Management, as the investment manager of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  FMLP, as the general partner of Fondren Management, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  As of the date hereof, the Radoff Foundation owned directly 85,000 shares of Common Stock.  As of the date hereof, Bradley L. Radoff owned directly 1,938,905 shares of Common Stock and, as the sole stockholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners and the 85,000 shares owned by the Radoff Foundation.  As of the date hereof, none of Messrs. Dickerson, Keane or Schechter beneficially owned any shares of Common Stock.